Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Verso Technologies, Inc.:

We consent to the use of our reports dated February 27, 2004, except as to note 5 which is as of March 16, 2005, with respect to the consolidated balance sheet of Verso Technologies, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2003, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in note 2 to the consolidated financial statements, Verso Technologies, Inc. and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” in 2002.

/s/ KPMG LLP

Atlanta, Georgia
April 26, 2005